White Knight Resources Ltd.

03 FEB 24 AM 7:21

03003957

82-2850

News Release
February 7, 2003
NR# 03-03

SUPPL

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. ("the Company") has arranged a non-brokered private placement of two million units at a price of $0.30 per unit (the "Unit") to generate total proceeds to the Company of $600,000. Each unit will consist of one common share of the Company and one-half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.30 per share for one year from the closing of the private placement. Golden Capital Securities Ltd. has agreed to act as a finder for the Company in respect of this placement and will receive a finder's fee equal to 8% of the total proceeds invested by purchasers introduced to the Company directly by the finder, such fees to be payable in cash, units or a combination of both. In addition, Golden Capital will receive a broker's warrant entitling them to purchase units equal to 10% of the Units subscribed for by purchasers directly introduced to the Company by the finder at a price of $0.30 per unit for one year from the date of closing of the private placement.

The proceeds of this private placement will be used primarily to finance continuing exploration in Nevada.

The above transactions are subject to regulatory approval.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President

dlw 3/3

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com

White Knight Resources Ltd.

News Release
February 7, 2003
NR# 03-02

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. ("the Company") is pleased to announce the acquisition of the surface and mineral rights on 642 acres of land contiguous to the Company's Slaven Canyon project. The Slaven Canyon property is located in the northern Shoshone Range, Lander County, Nevada, approximately three miles southwest of Newmont's three million ounce Mule Canyon Mine.

A drill-defined resource of approximately 70,000 ounces gold was estimated by the previous owner, Alta Gold Company (1.6 million tons at 0.043 opt gold). This resource calculation may not conform to the parameters required under National Instrument 43-101. The footprint of the gold deposit measures 2,400 feet east-west by 300 to 500 feet north-south, with mineralization believed to be open in three directions. Several surface manifestations of gold mineralization define an area four miles long by one mile wide. All of the known gold mineralization can be described as Carlin-type, and is hosted within chert, siltstone and limestone of the Ordivician Vinini Formation and Devonian Slaven Chert, both units of the Upper Plate Roberts Mountains Allochthon.

The objective of further drilling on the property is to find Lower Plate carbonate rocks at shallow depths within the Slaven Canyon gold system. Lower Plate lithologies offer a host rock which is much more conducive to hosting large Carlin-type gold deposits in Nevada. To date, the deepest hole drilled on the Slaven Canyon property is 300 feet.

The Company has acquired the surface and mineral rights by executing lease agreements with several owners which provide for cash payments totaling US$16,000 on signing and US$30,000 each year thereafter. The underlying royalty retained by the owners is currently 3½% of Net Smelter Returns. A buy-down provision allows the Company to reduce the underlying royalty to a 2% Net Smelter Return by paying US$1,500,000.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com